Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

November  12, 2021

Guest Column By JohnWallStreet

FaZe Clan SPAC Deal Makes It the First Esports Franchise Unicorn

It was recently reported that FaZe Clan Inc. will go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a SPAC sponsored by the investment banking firm B. Riley Financial Inc. The deal, which includes a $118 million PIPE investment and could net FaZe Clan as much as $291 million in growth capital, values the combined businesses at roughly $1 billion, making the company the first esports franchise unicorn.

Relative to sectors like sports betting and NFTs, there has been little investment activity within esports over the last 18 months. So, the implied valuation may be staggering. But FaZe Clan is much more than an esports team, organization or franchise. It is a digitally native lifestyle and media brand rooted in youth culture—one with a robust content arm, a meaningful brand sponsorship business, an emerging IP engine and a coveted audience. If the investment thesis sounds familiar, it is because FaZe Clan is largely following the same formula as another new age lifestyle and media company, LeBron James’ SpringHill Company —a business that recently raised nine figures at a $750 million valuation.

JWS’ Take: To be clear, FaZe Clan has an esports business; it operates teams across 10 games/leagues (think: Call of Duty, Rainbow 6, PUBG, CS:GO). But the bulk of company revenues (expected to reach $50 million in 2021 according to the company’s investor presentation, +32% YoY) do not come from the segment. Brand sponsorships and digital content have become its two biggest income drivers.

Faze Clan’s investor presentation referred to the company as “the voice of youth culture,” a characterization Jacob Wolf (chief reporter, Dot Esports) supported. A large portion of its talent roster is comprised not of competitive gamers but popular entertainers and influencers who create gaming content (Cardinals quarterback Kyler Murray and LeBron James’ son Bronny).  “They are envied by a lot of the esports teams—even the successful ones, because they have this rabid fan base,” Wolf said. The lifestyle and media brand claims to have more than 350 million followers across social. The New York Yankees have fewer than 17 million.

For large brands and advertisers seeking a conduit to the 13-34 demographic (an audience increasingly difficult to reach with traditional media), Faze Clan presents an attractive option—80% of its fan base falls within the age range. McDonald’s, General Mills, Corona, Nissan, Beats by Dre and the NFL are among the blue-chip companies that have inked sponsorship or branded-content deals with the company.

Like SpringHill, Faze Clan is capitalizing on the insatiable appetite that currently exists for original content. B. Riley Financial chief investment officer Dan Shribman explained, “One of the many verticals [FaZe Clan is leaning into] is wholly owned content, which can be monetized in several ways on an ongoing basis, while still maintaining the ownership of the IP, which can be packaged in the future.” The company recently announced a tie-up with United Talent Agency to support its expansion into scripted and unscripted entertainment, podcasts and livestreams. FaZe Clan CEO Lee Trink said the company sees the greatest opportunity for growth in the expansion of its “in-house content business and IP creation.”

Shribman argues that Faze Clan’s direct connection to the fan base makes it unique. He says unlike other high-growth companies, the company has the ability to increase revenues without spending heavily on paid advertising. The SPAC executive cited fashion and “consumer products, gaming and—in the future—metaverse and related digital goods,” as some of the ancillary revenue streams the company is tapping into. The investor presentation points out that if Faze Clan were able to reach the same level as the other big sports leagues in monetization per audience member, it would represent growth of 10x to 200x existing levels.

Esports teams and leagues struggled during the pandemic, in part due to the inability to hold in-person events. But Shribman says the long-term prospects for the segment—and company—remain strong. The global video streaming market is expected to grow at a CAGR of 21% through 2028, and esports market research firm Newzoo projects the number of esports viewers to climb at rate of about 8% per year (there are currently more than 400 million of them worldwide). “We think esports is a hypergrowth market, and FaZe has the opportunity to take its gaming and esports base and convert that into a multifaceted, multi-vertical media platform,” Shribman said.

Due to its uniqueness and the fact that most publicly traded esports teams are small and micro-cap companies, there isn’t a great public comp. Shribman said you really “need to look at the individual verticals where FaZe is represented—merch, esports, content, NFTs/crypto, meta [to get a feel for its true value]. We view the company on the basis of the sum of its parts.”

But Wolf isn’t convinced the math adds up. The $1 billion valuation is “$300-$400 million more valuable than what Forbes called last year the most valuable esports team, TSM (which is owned by Swift Media Entertainment),” he says, noting the Swift business is “more diversified” and more “stable” (in part because they have tech products that drive consistent revenues) than FaZe’s heavily influencer-driven model. The thing with “these high-profile stars on the roster is you’re always one contract away from losing them.”

Sustainability aside, Wolf also has doubts about the business’ potential for long-term profitability—at least as it currently stands (the investor presentation shows the company does not currently make money and is not projecting to until 2023). “They are going to have to go out and buy, really aggressively,” he said. “They’re a successful media company… but I think they are going to have to go buy technologies, platforms, other things that will diversify their business.”

Trink mentioned M&A would be among the ways the company used the growth capital. He said it would “continue identifying new fresh talent and investing more resources into our current talent. We’ll also create a more expansive content engine, [develop] new intellectual property, [and expand] content formats such as longer form content and podcasts. Consumer products will also be an important area for growth, as we’ve had early success with apparel and non-apparel goods. And this is one of the areas where we see opportunity via acquisitions. And of course gaming will continue to be an important part of our brand, and we’ll be including more esports teams and looking at moving into new markets to expand globally with our proven U.S. business model.”

The few esports companies that are publicly listed have not traded particularly well of late (see: EGLX down ~50% since April, ASGRF down ~40% since February, GILD down ~55% since May, GMSQF down ~40% since July). While none of those names are as attractive as FaZe, Wolf doesn’t believe any of them should be public. “Esports is not mature enough [as an industry] to start having publicly traded companies,” he said. “The value proposition hasn’t quite been figured out. The reason they are [all] public is because private equity is drying up in a lot of instances, and this is a way to raise money.”

Important Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between B. Riley Principal 150 Merger Corp. (“BRPM”) and FaZe Clan Inc. (“FaZe Clan”), BRPM plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this document includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this document, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this document, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.